Exhibit 99.1

MiX Telematics Announces Financial Results for Second Quarter and First Half of Fiscal 2017

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.8630 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2016.

Second quarter and first half highlights:

  Subscribers increased by 8% year over year, bringing the total to 585,000 subscribers at September 30, 2016
  Second quarter subscription revenue of R301 million ($22 million), grew 6% year over year
  Second quarter operating profit of R26 million ($2 million), representing a 7% margin
  Second quarter Adjusted EBITDA of R66 million ($5 million), representing an 18% Adjusted EBITDA margin
  First half subscription revenue of R608 million ($44 million), grew 9% year over year
  First half operating profit of R49 million ($4 million), representing a 7% margin
  First half Adjusted EBITDA of R127 million ($9 million), representing a 17% Adjusted EBITDA margin

MIDRAND, South Africa--(BUSINESS WIRE)--November 3, 2016--MiX Telematics Limited (NYSE:MIXT, JSE:MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its second quarter and first half of fiscal 2017, which ended September 30, 2016.

“Our second quarter results were highlighted by improved activity from energy sector customers late in the quarter, as well as ongoing momentum in some of our other vertical markets,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “We also continued to see more of our customers opt for fully-bundled contracts, increasing the long term value of these relationships. Looking forward, we remain confident in our ability to manage our business to deliver sustained profitable growth despite current macro headwinds in some of the geographies. We believe that the combination of a growing subscriber base, expanding ARPU from premium customers, and a continued investment in the business, positions MiX to re-accelerate performance in the second half of the year and beyond.”

Financial performance for the three months ended September 30, 2016

Subscription revenue: Subscription revenue was R301.3 million ($21.7 million), an increase of 5.8% compared with R284.9 million ($20.6 million) for the second quarter of fiscal 2016. Subscription revenue benefited from an increase of over 43,600 subscribers, which resulted in an increase in the subscriber base of 8.1% from September 2015 to September 2016.

Total revenue: Total revenue was R368.2 million ($26.6 million), an increase of 2.8% compared to R358.3 million ($25.8 million) for the second quarter of fiscal 2016. Hardware and other revenue was R66.8 million ($4.8 million), a decrease of 8.9% compared to R73.4 million ($5.3 million) for the second quarter of fiscal 2016. The decline in hardware and other revenue is primarily attributable to the continued shift towards bundled deals.

Gross Margin: Gross profit was R253.1 million ($18.3 million), compared to R241.2 million ($17.4 million) for the second quarter of fiscal 2016. Gross profit margin was 68.8%, compared to 67.3% for the second quarter of fiscal 2016. In the second quarter of fiscal 2017, hardware margins were higher than those achieved in the second quarter of fiscal 2016. These margins vary according to the geographic origin of the sale and the distribution channels through which the hardware revenue was generated.

Operating Margin: Operating profit was R26.2 million ($1.9 million), compared to R27.2 million ($2.0 million) for the second quarter of fiscal 2016. Operating margin was 7.1%, compared to 7.6% for the second quarter of fiscal 2016. The decline relates to an increase in operating expenses primarily as a result of inflationary cost pressures, predominantly in South Africa. This offsets the improvement in gross margin described above.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R66.2 million ($4.8 million), compared to R63.5 million ($4.6 million) for the second quarter of fiscal 2016. Adjusted EBITDA margin, a non-IFRS measure, for the second quarter of fiscal 2017 was 18.0%, compared to 17.7% for the second quarter of fiscal 2016.

Profit for the period and earnings per share: Profit for the period was R23.2 million ($1.7 million), compared to R79.7 million ($5.8 million) in the second quarter of fiscal 2016. Profit for the period includes a net foreign exchange loss of R8.4 million ($0.6 million) before tax, primarily relating to U.S. Dollar cash reserves, which are sensitive to R:$ exchange rate movements. During the second quarter of fiscal 2016, profit for the period included a net foreign exchange gain of R92.1 million ($6.6 million). Earnings per diluted ordinary share were four South African cents, compared to 10 South African cents in the second quarter of fiscal 2016. For the second quarter of fiscal 2017, the calculation was based on diluted weighted average ordinary shares in issue of 633.4 million compared to 799.2 million diluted weighted average ordinary shares in issue during the second quarter of fiscal 2016. The diluted weighted average ordinary shares in issue during the second quarter of fiscal 2017 were lower than in the second quarter of fiscal 2016, due to the weighted average impact of the repurchase of 40.0 million ordinary shares in fiscal 2016 and the repurchase of 200.8 million ordinary shares during the second quarter of fiscal 2017, as detailed below.

During the quarter the Company repurchased 200.8 million ordinary shares which were previously held by Imperial Corporate Services Proprietary Limited ("Imperial Corporate Services") at R2.36 per repurchase share. These shares represented 25.01% of the Company's shares in issue. This share repurchase and related accounting treatment is fully described in note 7 to the unaudited Group interim financial results for the six months ended September 30, 2016.

On a U.S. Dollar basis, and using the September 30, 2016 exchange rate of R13.8630 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $1.7 million, or seven U.S. cents per diluted ADS.

The Company's effective tax rate for the quarter was (15.4%) in comparison to 34.2% in the second quarter of fiscal 2016. As described in note 18 to the unaudited Group interim financial results for the six months ended September 30, 2016, the Company's effective tax rate has been affected by non-taxable foreign exchange movements. Ignoring the impact of net foreign exchange gains and losses, and the related tax consequences, the effective tax rate, which is used in calculating adjusted earnings, was 30.0% compared to 35.9% in the second quarter of fiscal 2016.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R20.0 million ($1.4 million) compared to the second quarter of fiscal 2016 when adjusted earnings for the period was R18.8 million ($1.4 million) and excludes a net foreign exchange loss of R8.4 million ($0.6 million). During the second quarter of fiscal 2016, a net foreign exchange gain of R92.1 million ($6.6 million) was recorded. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were three South African cents, compared to two South African cents in the second quarter of fiscal 2016.

On a U.S. Dollar basis, and using the September 30, 2016 exchange rate of R13.8630 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period were $1.4 million, or six U.S. cents per diluted ADS.

Statement of Financial Position and Cash Flow: At September 30, 2016, the Company had R311.3 million ($22.5 million) of net cash and cash equivalents, compared to R885.9 million ($63.9 million) at September 30, 2015. The Company generated R69.1 million ($5.0 million) in net cash from operating activities for the three months ended September 30, 2016 and invested R85.0 million ($6.1 million) in capital expenditures during the quarter, leading to negative free cash flow of R15.8 million ($1.1 million) for the second quarter of fiscal 2017, compared with free cash flow of R10.6 million ($0.8 million) for the second quarter of fiscal 2016. The Company utilized R488.8 million ($35.3 million) in financing activities, compared to R171.4 million ($12.4 million) utilized during the second quarter of fiscal 2016. The cash utilized in financing activities during the second quarter of fiscal 2017 includes share repurchases of R473.6 million ($34.2 million) and dividends paid of R15.3 million ($1.1 million).

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

Financial performance for the first half of fiscal 2017

Subscription revenue: Subscription revenue increased to R607.5 million ($43.8 million), up 9.1% from R556.7 million ($40.2 million) for the first half of fiscal 2016. Subscription revenue benefited from an increase of over 43,600 subscribers which resulted in an increase in subscribers of 8.1% from September 2015 to September 2016.

Total revenue: Total revenue for the first half of fiscal 2017 was R747.3 million ($53.9 million), an increase of 6.4% compared to R702.4 million ($50.7 million) for the first half of fiscal 2016. Hardware and other revenue was R139.7 million ($10.1 million) compared to R145.7 million ($10.5 million) for the first half of fiscal 2016. The decline in hardware and other revenue is primarily attributable to a shift towards bundled deals.

Gross margin: Gross profit for the first half of fiscal 2017 was R508.9 million ($36.7 million), an increase of 5.3% compared to R483.1 million ($34.8 million) for the first half of fiscal 2016. Gross profit margin was 68.1%, down from 68.8% for the first half of fiscal 2016. As reported in our results announcement for the first quarter of fiscal 2017, infrastructure costs have increased due to the Company commencing its transition from legacy data centers, where we owned certain equipment towards cloud-based infrastructure and services. We have also made additional investments to support the rollout of our new back-end platform, MiX Lightning, and new products such as Journey Management, Hours of Service and MiX Go which will drive increased ARPU as well as subscriber growth over time. Our costs were also impacted by the weaker Rand, which was particularly weak against the U.S. Dollar at the start of the financial year when annual licenses were renewed.

Operating margin: Operating profit for the first half of fiscal 2017 was R49.1 million ($3.5 million), compared to R59.8 million ($4.3 million) posted in the first half of fiscal 2016. The operating margin for the first half of fiscal 2017 was 6.6%, compared to the 8.5% posted in the first half of fiscal 2016. Part of the decline relates to the margin contraction described above and the balance relates to an increase in operating expenses, primarily as a result of a weaker South African Rand and inflation, mainly in South Africa.

Adjusted EBITDA: Adjusted EBITDA was R126.7 million ($9.1 million) compared to R128.6 million ($9.3 million) for the first half of fiscal 2016. The Adjusted EBITDA margin for the first half of fiscal 2017 was 17.0%, compared with 18.3% in the first half of fiscal 2016.

Profit for the period and earnings per share: Profit for the first half of fiscal 2017 was R55.1 million ($4.0 million), compared to R110.8 million ($8.0 million) in the first half of fiscal 2016. Profit for the period includes a net foreign exchange gain of R11.5 million ($0.8 million) before tax, primarily relating to U.S. Dollar cash reserves which are sensitive to R:$ exchange rate movements. During the first half of fiscal 2016, a net foreign exchange gain of R103.1 million ($7.4 million) was recorded. Earnings per diluted ordinary share were eight South African cents, compared to 14 South African cents in the first half of fiscal 2016. For the first half of fiscal 2017, the calculation was based on diluted weighted average ordinary shares in issue of 697.9 million compared to 801.4 million diluted weighted average ordinary shares in issue during the first half of fiscal 2016. The diluted weighted average ordinary shares in issue during the first half of fiscal 2017 were lower than in the first half of fiscal 2016 due to the weighted average impact of the repurchase of 40.0 million ordinary shares in fiscal 2016 and the repurchase of 200.8 million ordinary shares during the second quarter of fiscal 2017.

The Company's effective tax rate for the first half of fiscal 2017 was 19.1% in comparison to 33.5% in the first half of fiscal 2016. Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the effective tax rate, which is used in calculating adjusted earnings, was 34.2% compared to 33.7% in the first half of fiscal 2016. Further information in this regard is set out in note 18 to the unaudited Group interim financial results for the six months ended September 30, 2016.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the first half of fiscal 2017, a non-IFRS measure, was R37.3 million ($2.7 million), compared to R42.4 million ($3.1 million) in the first half of fiscal 2016 and excludes a net foreign exchange gain of R11.5 million ($0.8 million). During the first half of fiscal 2016, a net foreign exchange gain of R103.1 million ($7.4 million) was recorded. Adjusted earnings per diluted ordinary share was five South African cents, consistent with the first half of fiscal 2016.

On a U.S. Dollar basis, and using the September 30, 2016 exchange rate of R13.8630 per U.S. Dollar and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the first half of fiscal 2017 were $2.7 million, or 10 U.S. cents per diluted ADS, compared to $3.1 million, or 10 U.S. cents per diluted ADS in the first half of fiscal 2016.

Cash Flow: The Company generated R97.2 million ($7.0 million) in net cash from operating activities for the first half of fiscal 2017 and invested R147.2 million ($10.6 million) in capital expenditures during the period, leading to negative free cash flow of R50.0 million ($3.6 million), compared with free cash flow of R7.6 million ($0.5 million) for the first half of fiscal 2016. Capital expenditure was R48.0 million ($3.5 million) higher than in the first 6 months of fiscal 2016 as a result of increased investments in in-vehicle devices due to the continued increase in the number of bundled deals.

Segment commentary for the first half of fiscal 2017

The segment results below are presented on an integral margin basis. In respect of revenue, this method of measurement entails reviewing the segmental results based on external revenue only. In respect of Adjusted EBITDA (the profit measure identified by the Company), the margin generated by our Central Services Organization ("CSO"), net of any unrealized intercompany profit, is allocated to the geographic region where the external revenue is recorded by our Regional Sales Offices ("RSOs").

CSO continues as a central service organization that wholesales our products and services to our RSOs who in turn interface with our end-customers and distributors. CSO is also responsible for the development of our hardware and software platforms and provides common marketing product management, technical and distribution support to each of our other operating segments. CSO's operating expenses are not allocated to each RSO.

Each RSO's results reflect the external revenue earned as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the CSO and corporate cost allocations.

For further information in this regard, please refer to note 3 of the unaudited Group interim financial results for the six months ended September 30, 2016.

Segment	Subscription Revenue Half-year 2017 R'000	% change on prior year	Total Revenue	Adjusted EBITDA Half-year 2017 R'000	% change on prior year	Adjusted EBITDA Margin Half-year 2017

Africa	374,377	6.6%	419,897	157,386	(2.3%)	37.5%

The subscriber base has grown by 10.8% since September 30, 2015. This resulted in subscription revenue growth of 6.6% which was the primary driver of revenue growth in the segment. Total revenue increased by 4.9%. Adjusted EBITDA was impacted by increased infrastructure costs related to the cost per subscriber, which had a dilutive impact on the gross margin, while operating costs were subject to inflationary cost pressures in South Africa. As a result, Adjusted EBITDA decreased by 2.3%.

Europe	59,097	16.3%	78,353	21,185	18.4%	27.0%
	The region's subscriber base grew by 8.0% from September 30, 2015 and, in constant currency, subscription revenue growth was 6.7%. Total revenue declined on a constant currency basis by 3.4% due to lower hardware revenues compared to the first half of fiscal 2016. The region reported an increase of 18.4% in Adjusted EBITDA and an Adjusted EBITDA margin of 27.0%, an improvement of 2.9%.
Americas	56,958	7.7%	78,361	13,713	226.9%	17.5%
	The Americas segment subscriber base declined by 14.5% from September 30, 2015 due to customer fleet size contraction mainly in the oil and gas vertical. Subscription revenue was however assisted by the market's preference for bundled deals across new and existing customers. Consequently the subscription revenue decline was limited to 7.1% on a constant currency basis. Total revenue declined by 8.4% on a constant currency basis as hardware sales were also lower. Adjusted EBITDA increased by 226.9% with the segment delivering an Adjusted EBITDA margin of 17.5%. The improvement is primarily due to stringent cost control measures, which have been implemented due to the current economic climate in the oil and gas sector.
Middle East and Australasia	102,271	9.5%	153,045	40,412	(6.4%)	26.4%
	Subscribers decreased by 2.7% from September 30, 2015 while subscription revenue declined by 5.7% on a constant currency basis. The overall decline in subscribers is attributable to continued economic headwinds experienced by the segment, due to its primary focus being on the natural resources and oil and gas sectors. Total revenue in constant currency declined by 8.4% as hardware revenue was also lower than in the first half of fiscal 2016. Lower revenue levels were the primary cause of the 6.4% decline in Adjusted EBITDA.
Brazil	14,365	83.7%	17,157	4,351	—	25.4%
	Subscribers increased by 41.0% since September 30, 2015 and subscription revenue, on a constant currency basis, increased by 62.5%, due to an increase in the number of bundled subscriptions. On a constant currency basis, total revenue increased by 59.7%.The segment reported positive Adjusted EBITDA of R4.4 million in the first half of fiscal 2017, at an Adjusted EBITDA margin of 25.4%, compared to the first half of fiscal 2016, when the segment reported negative Adjusted EBITDA of R2.2 million.
Central Services Organization ("CSO")	443	7.8%	443	(64,354)	(9.3%)	—
	CSO is responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments. The negative Adjusted EBITDA reported arises as a result of operating expenses carried by the segment.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R13.6539 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at October 31, 2016.

Based on information as of today, November 3, 2016, the Company is issuing the following financial guidance for the full 2017 fiscal year:

  Subscription revenue - R1,220 million to R1,230 million ($89 million to $90 million), which would represent subscription revenue growth of 5% to 6% compared to fiscal 2016.
  Total revenue - R1,501 million to R1,525 million ($110 million to $112 million), which would represent revenue growth of 2% to 4% compared to fiscal 2016.
  Adjusted EBITDA - R270 million to R290 million ($20 million to $21 million), which would result in a decline of 3% at the lower end and 5% growth at the higher end compared to fiscal 2016 Adjusted EBITDA.
  Adjusted earnings per diluted ordinary share of 11.8 to 13.8 South African cents based on 632 million diluted ordinary shares in issue, and based on an effective tax rate of 32.0% to 34.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 22 to 25 U.S. cents.

For the third quarter of fiscal 2017, the Company expects subscription revenue to be in the range of R303 million to R308 million ($22 million to $23 million) which would represent subscription revenue growth of 3% to 5% compared to the third quarter of fiscal 2016.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2017 fiscal year of R14.2000 per $1.00.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on November 3, 2016 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-888-539-3679 (within the United States) or 0 800 999 558 (within South Africa) or 1-719-457-2637 (outside of the United States). The conference ID is 5512239.
  A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 5512239.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing 585,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the third quarter and full year of fiscal 2017, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended March 31, 2016, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure; it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to profit for the period as an indicator of the Company's results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering ("IPO") costs, insurance reimbursements relating to impaired assets and certain litigation costs.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of the Company's results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company's working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and
  other companies, including companies in the Company's industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the period and the Company's other results.

Headline Earnings

Headline earnings is a profit measure required for JSE-listed companies and is calculated in accordance with circular 2/2015 issued by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the period prior to certain separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company's core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities. We believe that free cash flow provides useful information to investors and others in understanding and evaluating the Company’s cash flows as it provides detail of the amount of cash the Company generates or utilizes after accounting for all capital expenditures including investments in in-vehicle devices and development expenditure.

Constant currency and U.S. Dollar financial information

Financial information presented in United States Dollars ("U.S. Dollars" and "$") and constant currency financial information presented as part of the segment commentary constitute pro forma financial information under the JSE Listings Requirements. Unless otherwise stated, MiX Telematics has translated U.S. Dollar amounts from South African Rand ("R") at the exchange rate of R13.8630 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2016.

Constant currency information has been presented to illustrate the impact of changes in currency rates on the Company’s results. The constant currency information has been determined by adjusting the current financial reporting period results to the prior period average exchange rates, determined as the average of the monthly exchange rates applicable to the period. The measurement has been performed for each of the Company’s currencies, including the U.S. Dollar and British Pound. The constant currency growth percentage has been calculated by utilizing the constant currency results compared to the prior period results.

This pro forma financial information is the responsibility of the Company’s board of directors and is presented for illustrative purposes. Because of its nature, the pro forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro forma financial information does not constitute pro forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa. The information contained in this report has not been reviewed or audited by the Company's auditors.

CONDENSED CONSOLIDATED INCOME STATEMENTS
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	747,256	702,382	368,160	358,254
Cost of sales	(238,369)	(219,280)	(115,050)	(117,034)
Gross profit	508,887	483,102	253,110	241,220
Other income/(expenses) - net	530	343	71	941
Operating expenses	(460,321)	(423,675)	(226,955)	(214,958)
-Sales and marketing	(97,652)	(94,884)	(49,122)	(48,303)
-Administration and other charges	(362,669)	(328,791)	(177,833)	(166,655)
Operating profit	49,096	59,770	26,226	27,203
Finance income/(costs) - net	18,995	106,840	(6,120)	93,883
-Finance income	23,082	107,627	6,102	94,316
-Finance costs	(4,087)	(787)	(12,222)	(433)
Profit before taxation	68,091	166,610	20,106	121,086
Taxation	(12,973)	(55,814)	3,092	(41,361)
Profit for the period	55,118	110,796	23,198	79,725

Attributable to:
Owners of the parent	55,130	111,120	23,205	79,882
Non-controlling interests	(12)	(324)	(7)	(157)
	55,118	110,796	23,198	79,725

Earnings per share
-basic (R)	0.08	0.14	0.04	0.10
-diluted (R)	0.08	0.14	0.04	0.10

Earnings per American Depositary Share
-basic (R)	1.98	3.51	0.92	2.53
-diluted (R)	1.97	3.47	0.92	2.50

Ordinary shares ('000)[1]
-in issue at September 30	562,259	763,976	562,259	763,976
-weighted average	695,746	790,782	632,113	788,748
-diluted weighted average	697,920	801,435	633,413	799,226

Weighted average American Depositary Shares ('000)[1]
-in issue at September 30	22,490	30,559	22,490	30,559
-weighted average	27,830	31,631	25,285	31,550
-diluted weighted average	27,917	32,057	25,337	31,969

1 Excludes 40,000,000 treasury shares (September 2015: 29,348,850) held by MiX Telematics Investments Proprietary Limited ("MiX Investments"). The September 2015 comparative also excluded 250,000 treasury shares that were held in terms of the TeliMatrix Group Executive Incentive Scheme ("the Plan") on behalf of a plan participant.

CONDENSED CONSOLIDATED INCOME STATEMENTS
United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	53,903	50,666	26,557	25,842
Cost of sales	(17,195)	(15,818)	(8,299)	(8,442)
Gross profit	36,708	34,848	18,258	17,400
Other income/(expenses) - net	38	25	5	68
Operating expenses	(33,205)	(30,561)	(16,371)	(15,506)
-Sales and marketing	(7,044)	(6,844)	(3,543)	(3,484)
-Administration and other charges	(26,161)	(23,717)	(12,828)	(12,022)
Operating profit	3,541	4,312	1,892	1,962
Finance income/(costs) - net	1,370	7,707	(442)	6,772
-Finance income	1,665	7,764	440	6,803
-Finance costs	(295)	(57)	(882)	(31)
Profit before taxation	4,911	12,019	1,450	8,734
Taxation	(936)	(4,026)	223	(2,984)
Profit for the period	3,975	7,993	1,673	5,750

Attributable to:
Owners of the parent	3,976	8,016	1,674	5,761
Non-controlling interests	(1)	(23)	(1)	(11)
	3,975	7,993	1,673	5,750

Earnings per share
-basic ($)	0.01	0.01	#	0.01
-diluted ($)	0.01	0.01	#	0.01

Earnings per American Depositary Share
-basic ($)	0.14	0.25	0.07	0.18
-diluted ($)	0.14	0.25	0.07	0.18

Ordinary shares ('000)[1]
-in issue at September 30	562,259	763,976	562,259	763,976
-weighted average	695,746	790,782	632,113	788,748
-diluted weighted average	697,920	801,435	633,413	799,226

Weighted average American Depositary Shares ('000)[1]
-in issue at September 30	22,490	30,559	22,490	30,559
-weighted average	27,830	31,631	25,285	31,550
-diluted weighted average	27,917	32,057	25,337	31,969

# Amounts less than $0.01

1 Excludes 40,000,000 treasury shares (September 2015: 29,348,850) held by MiX Investments. The September 2015 comparative also excluded 250,000 treasury shares that were held in terms of the TeliMatrix Group Executive Incentive Scheme ("the Plan") on behalf of a plan participant.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period	55,118	110,796	3,975	7,993
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(42,962)	55,694	(3,099)	4,017
- Attributable to owners of the parent	(42,914)	55,578	(3,096)	4,009
- Attributable to non-controlling interests	(48)	116	(3)	8
Exchange differences on net investments in foreign operations	(15,657)	11,351	(1,129)	819
Taxation relating to components of other comprehensive income	478	(587)	34	(42)
Other comprehensive (loss)/income for the period, net of tax	(58,141)	66,458	(4,194)	4,794
Total comprehensive (loss)/income for the period	(3,023)	177,254	(219)	12,787

Attributable to:
Owners of the parent	(2,963)	177,462	(215)	12,802
Non-controlling interests	(60)	(208)	(4)	(15)
Total comprehensive (loss)/income for the period	(3,023)	177,254	(219)	12,787

HEADLINE EARNINGS
Reconciliation of headline earnings
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period attributable to owners of the parent	55,130	111,120	3,976	8,016
Adjusted for:
Loss/(profit) on disposal of property, plant and equipment and intangible assets	17	(116)	1	(8)
Impairment of product development costs capitalized	144	—	10	—
Income tax effect on the above components	(23)	16	(2)	1
Headline earnings attributable to owners of the parent	55,268	111,020	3,985	8,009
Headline earnings
Headline earnings per share
-basic (R/$)	0.08	0.14	0.01	0.01
-diluted (R/$)	0.08	0.14	0.01	0.01

Headline earnings per American Depositary Share
-basic (R/$)	1.99	3.51	0.14	0.25
-diluted (R/$)	1.98	3.46	0.14	0.25

ADJUSTED EARNINGS
Reconciliation of adjusted earnings
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period attributable to owners of the parent	55,130	111,120	23,205	79,882
Net foreign exchange (gains)/losses	(11,496)	(103,138)	8,421	(92,094)
Income tax effect on the above component	(6,381)	34,442	(11,637)	30,960
Adjusted earnings attributable to owners of the parent	37,253	42,424	19,989	18,748

Adjusted earnings
Adjusted earnings per share
-basic (R)	0.05	0.05	0.03	0.02
-diluted (R)	0.05	0.05	0.03	0.02

Adjusted earnings per American Depositary Share
-basic (R)	1.34	1.34	0.79	0.59
-diluted (R)	1.33	1.32	0.79	0.59

United States Dollar
Figures are in thousands unless otherwise stated

Profit for the period attributable to owners of the parent	3,976	8,016	1,674	5,761
Net foreign exchange (gains)/losses	(829)	(7,440)	607	(6,643)
Income tax effect on the above component	(460)	2,484	(839)	2,233
Adjusted earnings attributable to owners of the parent	2,687	3,060	1,442	1,351

Adjusted earnings per share
-basic ($)	#	#	#	#
-diluted ($)	#	#	#	#

Adjusted earnings per American Depositary Share
-basic ($)	0.10	0.10	0.06	0.04
-diluted ($)	0.10	0.10	0.06	0.04

# Amounts less than $0.01

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	September 30,	March 31,	September 30,	March 31,
	2016	2016	2016	2016
	Unaudited	Audited	Unaudited	Unaudited

ASSETS
Non-current assets
Property, plant and equipment	277,442	235,584	20,013	16,994
Intangible assets	845,804	846,851	61,012	61,087
Available-for-sale financial asset	—	—	—	—
Finance lease receivable	60	167	4	12
Deferred tax assets	35,895	30,005	2,589	2,164
Total non-current assets	1,159,201	1,112,607	83,618	80,257

Current assets
Inventory	45,942	64,489	3,314	4,652
Trade and other receivables	277,628	293,045	20,027	21,139
Finance lease receivable	271	984	20	71
Taxation (note 18)	21,651	8,886	1,562	641
Restricted cash	13,945	21,134	1,006	1,524
Cash and cash equivalents	346,873	877,136	25,021	63,272
Total current assets	706,310	1,265,674	50,950	91,299
Total assets	1,865,511	2,378,281	134,568	171,556

EQUITY
Stated capital (note 7)	851,802	1,320,955	61,444	95,286
Other reserves	21,604	74,262	1,558	5,357
Retained earnings	550,723	526,082	39,726	37,949
Equity attributable to owners of the parent	1,424,129	1,921,299	102,728	138,592
Non-controlling interest	(1,551)	(1,491)	(112)	(108)
Total equity	1,422,578	1,919,808	102,616	138,484

LIABILITIES
Non-current liabilities
Deferred tax liabilities (note 18)	109,882	120,981	7,926	8,727
Provisions	2,498	3,514	180	253
Share-based payment liability	—	—	—	—
Total non-current liabilities	112,380	124,495	8,106	8,980

Current liabilities
Trade and other payables	264,600	282,647	19,088	20,389
Borrowings	368	1,103	27	80
Taxation	10,654	2,795	769	202
Provisions (note 11)	19,386	31,059	1,398	2,240
Bank overdraft	35,545	16,374	2,564	1,181
Total current liabilities	330,553	333,978	23,846	24,092
Total liabilities	442,933	458,473	31,952	33,072
Total equity and liabilities	1,865,511	2,378,281	134,568	171,556
Net cash (note 6)	310,960	859,659	22,430	62,011
Net asset value per share (R/$)	2.53	2.53	0.18	0.18
Net tangible asset value per share (R/$)	1.03	1.42	0.07	0.10

Capital expenditure
-incurred	146,638	252,734	10,578	18,231
-authorized but not spent	65,957	119,375	4,758	8,611

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
	September 30,	September 30,	September 30,	September 30,
Figures are in thousands unless otherwise stated	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Operating activities
Cash generated from operations	124,340	136,634	8,969	9,856
Net financing income	7,666	3,632	553	262
Taxation paid	(34,792)	(33,513)	(2,510)	(2,417)
Net cash generated from operating activities	97,214	106,753	7,012	7,701

Cash flows from investing activities
Capital expenditure payments	(147,187)	(99,195)	(10,617)	(7,155)
Deferred consideration paid	(735)	(664)	(53)	(48)
Proceeds on sale of property, plant and equipment and intangible assets	198	420	14	30
Contingent consideration paid	—	(18,000)	—	(1,298)
Decrease in restricted cash	3,765	18,845	272	1,359
Increase in restricted cash	(566)	—	(41)	—
Net cash used in investing activities	(144,525)	(98,594)	(10,425)	(7,112)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	4,529	555	327	40
Share repurchase	(473,601)	(92,684)	(34,163)	(6,686)
Repayment of borrowings	—	(41)	—	(3)
Dividends paid to Company's owners	(30,458)	(79,193)	(2,197)	(5,713)
Net cash used in financing activities	(499,530)	(171,363)	(36,033)	(12,362)
Net decrease in cash and cash equivalents	(546,841)	(163,204)	(39,446)	(11,773)

Net cash and cash equivalents at the beginning of the period	860,762	927,415	62,091	66,899
Exchange (losses)/gains on cash and cash equivalents	(2,593)	121,676	(188)	8,777
Net cash and cash equivalents at the end of the period	311,328	885,887	22,457	63,903

FREE CASH FLOW
Reconciliation of free cash flow to net cash generated from operating activities
	Six months ended	Six months ended	Three months ended	Three months ended
South African Rand	September 30,	September 30,	September 30,	September 30,
Figures are in thousands unless otherwise stated	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Net cash generated from operating activities	97,214	106,753	69,113	71,562
Capital expenditure payments	(147,187)	(99,195)	(84,960)	(60,918)
Free cash flow	(49,973)	7,558	(15,847)	10,644

United States Dollar
Figures are in thousands unless otherwise stated

Net cash generated from operating activities	7,012	7,701	4,985	5,162
Capital expenditure payments	(10,617)	(7,155)	(6,129)	(4,394)
Free cash flow	(3,605)	546	(1,144)	768

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
South African Rand Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at April 1, 2015 (Audited)	1,436,993	(21,894)	450,347	1,865,446	(874)	1,864,572
Total comprehensive income	—	66,342	111,120	177,462	(208)	177,254
Profit for the period	—	—	111,120	111,120	(324)	110,796
Other comprehensive income	—	66,342	—	66,342	116	66,458

Transactions with owners	(92,129)	3,438	(79,295)	(167,986)	—	(167,986)
Shares issued in relation to share options exercised	555	—	—	555	—	555
Share-based payment	—	3,438	—	3,438	—	3,438
Dividends declared	—	—	(79,295)	(79,295)	—	(79,295)
Share repurchase	(92,684)	—	—	(92,684)	—	(92,684)

Balance at September 30, 2015 (Unaudited)	1,344,864	47,886	482,172	1,874,922	(1,082)	1,873,840

Total comprehensive income	—	21,976	71,869	93,845	(409)	93,436
Profit for the period	—	—	71,869	71,869	(174)	71,695
Other comprehensive income	—	21,976	—	21,976	(235)	21,741

Transactions with owners	(23,909)	4,400	(27,959)	(47,468)	—	(47,468)
Shares issued in relation to share options exercised	7,167	—	—	7,167	—	7,167
Share-based payment	—	4,400	—	4,400	—	4,400
Dividends declared	—	—	(27,959)	(27,959)	—	(27,959)
Share repurchase	(31,076)	—	—	(31,076)	—	(31,076)

Balance at March 31, 2016 (Audited)	1,320,955	74,262	526,082	1,921,299	(1,491)	1,919,808

Total comprehensive income	—	(58,093)	55,130	(2,963)	(60)	(3,023)
Profit for the period	—	—	55,130	55,130	(12)	55,118
Other comprehensive loss	—	(58,093)	—	(58,093)	(48)	(58,141)

Transactions with owners	(469,153)	5,435	(30,489)	(494,207)	—	(494,207)
Shares issued in relation to share options exercised	4,529	—	—	4,529	—	4,529
Share-based payment	—	5,435	—	5,435	—	5,435
Dividends declared (note 8)	—	—	(30,489)	(30,489)	—	(30,489)
Share repurchase (note 7)	(473,682)	—	—	(473,682)	—	(473,682)

Balance at September 30, 2016 (Unaudited)	851,802	21,604	550,723	1,424,129	(1,551)	1,422,578

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
United States Dollar Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings		Total	Non- controlling interest	Total equity

Balance at April 1, 2015 (Unaudited)	103,657	(1,579)	32,486		134,564	(63)	134,501

Total comprehensive income	—	4,786	8,016		12,802	(15)	12,787
Profit for the period	—	—	8,016		8,016	(23)	7,993
Other comprehensive income	—	4,786	—		4,786	8	4,794

Transactions with owners	(6,646)	248	(5,720)		(12,118)	—	(12,118)
Shares issued in relation to share options exercised	40	—	—		40	—	40
Share-based payment	—	248	—		248	—	248
Dividends declared	—	—	(5,720)		(5,720)	—	(5,720)
Share repurchase	(6,686)	—	—		(6,686)	—	(6,686)

Balance at September 30, 2015 (Unaudited)	97,011	3,455	34,782		135,248	(78)	135,170

Total comprehensive income	—	1,585	5,184		6,769	(30)	6,739
Profit for the period	—	—	5,184		5,184	(13)	5,171
Other comprehensive income	—	1,585	—		1,585	(17)	1,568

Transactions with owners	(1,725)	317	(2,017)		(3,425)	—	(3,425)
Shares issued in relation to share options exercised	517	—	—		517	—	517
Share-based payment	—	317	—		317	—	317
Dividends declared	—	—	(2,017)		(2,017)	—	(2,017)
Share repurchase	(2,242)	—	—		(2,242)	—	(2,242)

Balance at March 31, 2016 (Unaudited)	95,286	5,357	37,949		138,592	(108)	138,484

Total comprehensive income	—	(4,191)	3,976		(215)	(4)	(219)
Profit for the period	—	—	3,976		3,976	(1)	3,975
Other comprehensive loss	—	(4,191)	—		(4,191)	(3)	(4,194)
				—	—
Transactions with owners	(33,842)	392	(2,199)		(35,649)	—	(35,649)
Shares issued in relation to share options exercised	327	—	—		327	—	327
Share-based payment	—	392	—		392	—	392
Dividends declared (note 8)	—	—	(2,199)		(2,199)	—	(2,199)
Share repurchase (note 7)	(34,169)	—	—		(34,169)	—	(34,169)

Balance at September 30, 2016 (Unaudited)	61,444	1,558	39,726		102,728	(112)	102,616

Other reserves comprise the following:

	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	September 30,	March 31,	September 30,	March 31,
	2016	2016	2016	2016
	Unaudited	Audited	Unaudited	Unaudited

Foreign currency translation	110,941	153,855	8,002	11,099
Reserve on transaction with non-controlling interest	(137,438)	(137,438)	(9,914)	(9,914)
Share-based payments	33,454	28,019	2,413	2,021
Shareholder loan revaluation	14,647	29,826	1,057	2,151
Closing balance	21,604	74,262	1,558	5,357

NOTES TO CONDENSED CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

Condensed unaudited Group interim financial results for the half year ended September 30, 2016

These condensed unaudited Group interim financial results for the half year ended September 30, 2016 have been prepared in accordance with International Financial Reporting Standard (IAS) 34: Interim financial reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Pronouncements as issued by the Financial Reporting Standards Council (FRSC), the JSE Listings Requirements and the requirements of the South African Companies Act, No. 71 of 2008. The interim financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group interim financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2016, which have been prepared in accordance with IFRS.

The preparation of interim financial results requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. In preparing these condensed interim financial results, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended March 31, 2016.

The condensed unaudited Group interim financial results were prepared under the supervision of the Chief Financial Officer, ML Pydigadu CA (SA).

The Group has adopted all the new, revised or amended accounting pronouncements as issued by the International Accounting Standards Board (IASB) which were effective for the Group from April 1, 2016, none of which had a material impact on the Group.

Financial results for the second quarter of fiscal 2017

In addition to the condensed unaudited Group interim financial results for the half year ended September 30, 2016, additional financial information in respect of the second quarter of fiscal 2017 has been presented together with the relevant comparative information. The quarterly information comprises a condensed consolidated income statement, a reconciliation of adjusted earnings to profit for the period, a reconciliation of Adjusted EBITDA to profit for the period (note 4) and other financial and operating data (note 12).

The quarterly financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group quarterly financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2016, which have been prepared in accordance with IFRS.

Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these interim financial results in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of the Group interim financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.8630 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2016. The U.S. Dollar figures may not compute as they are rounded independently.

The supplementary information prepared in U.S. Dollars constitutes pro forma financial information under the JSE Listings Requirements. This pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustrative purposes. Because of its nature, the pro forma financial information may not fairly present MiX Telematics’ financial position, changes in equity, results of operations or cash flows. The pro forma financial information does not constitute pro forma information in accordance with the requirements of Regulation S-X of the SEC or generally accepted accounting principles in the United States. In addition, the rules and regulations related to the preparation of pro forma financial information in other jurisdictions may also vary significantly from the requirements applicable in South Africa.

2. Accounting policies

The accounting policies used in preparing these financial results are in terms of IFRS and are consistent in all material respects with those applied in the preparation of the Group’s annual financial statements for the year ended March 31, 2016.

3. Segment information

Our operating segments are based on the geographical location of our Regional Sales Offices (“RSOs”) and also include our Central Services Organization (“CSO”). CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.

While our operating segments have remained consistent in fiscal 2017 compared to prior years, the basis of measurement for revenues and Adjusted EBITDA was changed in the second half of fiscal 2016. The chief operating decision maker ("CODM") reviews the segment results on an integral margin basis as defined by management. Previously, the margin (and the revenue) generated by CSO due to intercompany transactions, was recognized at the CSO level with a corresponding cost recognized in the respective geographic segment. Management have eliminated those intercompany profits such that CSO no longer reflects the intercompany margin and the RSOs have recognized all of the revenue relating to activity generated in their region with an allocated portion of the margin from CSO (net of intercompany unrealized profits) for that region. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management and technical and distribution support to each of the RSOs. CSO continues to be a reportable segment of the Group because it produces discrete financial information which is reviewed by the CODM and has the ability to generate external revenues.

Each operating segment’s results reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the remaining CSO and corporate cost allocations. This is consistent with the manner in which segment information is reviewed by the CODM. Segment assets are not disclosed as segment information is no longer reviewed on such a basis by the CODM.

The tables below present the segment information on this revised measurement basis, with the prior period amended to conform to the current period presentation as shown below. This revised measurement basis was used in our consolidated financial statements for the year ended March 31, 2016.

South African Rand Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Six months ended September 30, 2016 (unaudited)
Africa	374,377	45,520	419,897	157,386
Europe	59,097	19,256	78,353	21,185
Americas	56,958	21,403	78,361	13,713
Middle East and Australasia	102,271	50,774	153,045	40,412
Brazil	14,365	2,792	17,157	4,351
Total Regional Sales Offices	607,068	139,745	746,813	237,047
Central Services Organization	443	—	443	(64,354)
Total Segment Results	607,511	139,745	747,256	172,693
Corporate and consolidation entries	—	—	—	(46,014)
Total	607,511	139,745	747,256	126,679

Six months ended September 30, 2015 (unaudited)	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA
Restated
Africa	351,354	48,850	400,204	161,088
Europe	50,808	23,909	74,717	17,892
Americas	52,878	20,862	73,740	4,195
Middle East and Australasia	93,396	50,414	143,810	43,194
Brazil	7,821	1,679	9,500	(2,176)
Total Regional Sales Offices	556,257	145,714	701,971	224,193
Central Services Organization	411	—	411	(58,899)
Total Segment Results	556,668	145,714	702,382	165,294
Corporate and consolidation entries	—	—	—	(36,740)
Total	556,668	145,714	702,382	128,554

3. Segment information (continued)

United States Dollar Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA

Six months ended September 30, 2016 (unaudited)
Africa	27,005	3,283	30,288	11,353
Europe	4,263	1,389	5,652	1,528
Americas	4,109	1,544	5,653	989
Middle East and Australasia	7,377	3,663	11,040	2,915
Brazil	1,036	202	1,238	314
Total Regional Sales Offices	43,790	10,081	53,871	17,099
Central Services Organization	32	—	32	(4,642)
Total Segment Results	43,822	10,081	53,903	12,457
Corporate and consolidation entries	—	—	—	(3,319)
Total	43,822	10,081	53,903	9,138

Six months ended September 30, 2015 (unaudited)	Subscription revenue	Hardware and other revenue	Total revenue	Adjusted EBITDA
Restated
Africa	25,345	3,523	28,868	11,620
Europe	3,665	1,725	5,390	1,291
Americas	3,814	1,505	5,319	303
Middle East and Australasia	6,737	3,637	10,374	3,116
Brazil	564	121	685	(157)
Total Regional Sales Offices	40,125	10,511	50,636	16,173
Central Services Organization	30	—	30	(4,249)
Total Segment Results	40,155	10,511	50,666	11,924
Corporate and consolidation entries	—	—	—	(2,651)
Total	40,155	10,511	50,666	9,273

4. Reconciliation of Adjusted EBITDA to Profit for the Period
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	126,679	128,554	66,230	63,453
Add:
Decrease in restructuring cost provision	431	1,088	—	450

Less:
Depreciation (1)	(45,525)	(33,809)	(24,586)	(17,239)
Amortization (2)	(25,829)	(27,557)	(12,297)	(14,573)
Impairment of product development costs capitalized	(144)	—	(144)	—
Share-based compensation costs	(6,499)	(3,438)	(3,020)	(1,862)
Equity-settled share-based compensation costs	(5,435)	(3,438)	(3,020)	(1,862)
Cash-settled share-based compensation costs	(1,064)	—	—	—
Net (loss)/profit on sale of property, plant and equipment and intangible assets	(17)	(116)	43	(114)
Transaction costs arising from investigating strategic alternatives	—	(4,952)	—	(2,912)
Operating profit	49,096	59,770	26,226	27,203
Add: Finance income/(costs) - net	18,995	106,840	(6,120)	93,883
Less: Taxation	(12,973)	(55,814)	3,092	(41,361)
Profit for the period	55,118	110,796	23,198	79,725

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).

(2) Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

4. Reconciliation of Adjusted EBITDA to Profit for the Period (continued)
United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	9,138	9,273	4,777	4,577
Add:
Decrease in restructuring cost provision	31	78	—	32

Less:
Depreciation (1)	(3,285)	(2,439)	(1,773)	(1,244)
Amortization (2)	(1,863)	(1,988)	(887)	(1,051)
Impairment of product development costs capitalized	(10)	—	(10)	—
Share-based compensation costs	(469)	(248)	(218)	(134)
Equity-settled share-based compensation costs	(392)	(248)	(218)	(134)
Cash-settled share-based compensation costs	(77)	—	—	—
Net (loss)/profit on sale of property, plant and equipment and intangible assets	(1)	(8)	3	(8)
Transaction costs arising from investigating strategic alternatives	—	(356)	—	(210)
Operating profit	3,541	4,312	1,892	1,962
Add: Finance income/(costs) - net	1,370	7,707	(442)	6,772
Less: Taxation	(936)	(4,026)	223	(2,984)
Profit for the period	3,975	7,993	1,673	5,750

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).

(2) Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

5. Reconciliation of Adjusted EBITDA margin to Profit for the Period margin
	Six months ended	Six months ended	Three months ended	Three months ended
	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA margin	17.0%	18.3%	18.0%	17.7%
Add:
Decrease in restructuring cost provision	0.1%	0.1%	—	0.1%

Less:
Depreciation	(6.1%)	(4.8%)	(6.8%)	(4.8%)
Amortization	(3.5%)	(3.9%)	(3.3%)	(4.1%)
Impairment of product development costs capitalized	(0.0%)	—	(0.0%)	—
Share-based compensation costs	(0.9%)	(0.5%)	(0.8%)	(0.5%)
Equity-settled share-based compensation costs	(0.7%)	(0.5%)	(0.8%)	(0.5%)
Cash-settled share-based compensation costs	(0.2%)	—	—	—
Net (loss)/profit on sale of property, plant and equipment and intangible assets	(0.0%)	(0.0%)	0.0%	(0.0%)
Transaction costs arising from investigating strategic alternatives	—	(0.7%)	—	(0.8%)
Operating profit margin	6.6%	8.5%	7.1%	7.6%
Add: Finance income/(costs) - net	2.5%	15.2%	(1.6%)	26.2%
Less: Taxation	(1.7%)	(7.9%)	0.8%	(11.5%)
Profit for the period margin	7.4%	15.8%	6.3%	22.3%

6. Net Cash

Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

7. Specific Repurchase of shares from related party

On April 29, 2016, the Company entered into an agreement (the “share repurchase agreement”) with Imperial Holdings Limited ("Imperial Holdings") and Imperial Corporate Services Proprietary Limited ("Imperial Corporate Services"), a wholly owned subsidiary of Imperial Holdings, to repurchase all 200,828,260 (25.01%) of the Company’s shares held by Imperial Corporate Services (the “repurchase shares”) at R2.36 ($0.17) per repurchase share, for an aggregate repurchase consideration of R474.0 million or $34.2 million (the “repurchase”). At the general meeting held on August 1, 2016, shareholders of the Company approved the repurchase in terms of the JSE Listings Requirements and the South African Companies Act, No.71 of 2008 ("Companies Act"). All of the conditions precedent were satisfied and the repurchase was completed on August 29, 2016. Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company which results in the Company having 562,259,240 ordinary shares of no par value in issue at September 30, 2016 (excluding 40,000,000 treasury shares held by MiX Investments).

The financial effect of the transaction is as follows:

Figures are in thousands unless otherwise stated	South African Rand	United States Dollar

Aggregate repurchase consideration	473,955	34,188
Finance costs recognized in terms of IAS 39	(3,222)	(232)
Fair value of liability on August 1, 2016	470,733	33,956
Transaction costs capitalized	2,949	213
Total share repurchase costs	473,682	34,169

8. Dividends Paid

The following dividends were declared by the Company during the period (excluding dividends paid on treasury shares):

  In respect of the fourth quarter of fiscal 2016, a dividend of R15.2 million ($1.1 million) was declared on May 24, 2016 and paid on June 20, 2016. Using shares in issue of 761,337,500 (excluding 40,000,000 treasury shares and 1,750,000 shares held in terms of the TeliMatrix Group Executive Incentive Scheme), this equated to a dividend of 2 South African cents or 0.1 U.S. cents per share; and
  In respect of the first quarter of fiscal 2017, a dividend of R15.3 million ($1.1 million) was declared on August 4, 2016 and paid on August 29, 2016. Using shares in issue of 763,087,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 South African cents or 0.1 U.S. cents per share.

9. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R50.7 million or $3.7 million. No loss is considered probable under this arrangement.

10. Uncertain Tax Position

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International continues, through due legal process, to formally seek a review of the DST’s decision not to approve the expenditure. The process is ongoing. Consequently, at September 30, 2016, MiX International has an uncertain tax position relating to S11D deductions. The Group has considered this uncertain tax position and recognized a total tax asset of R10.6 million ($0.8 million) in respect of S11D deductions at September 30, 2016. Of this amount, R8.5 million ($0.6 million) relates to the uncertain tax position while R2.1 million ($0.2 million) relates to deductions in respect of development project expenditure which has been approved by the DST. If the Group is unsuccessful in obtaining DST approvals on the balance relating to the uncertain tax position, the Group may not recover the R8.5 million ($0.6 million) raised and an additional taxation expense of the same amount may be incurred.

11. Provisions

During the period under review, the settlement of a supplier dispute resulted in an R8.6 million ($0.6 million) reduction in provisions.

12. Other Operating and Financial Data

South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands except for subscribers	September 30,	September 30,	September 30,	September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited

Subscription revenue	607,511	556,668	301,337	284,878
Adjusted EBITDA	126,679	128,554	66,230	63,453
Cash and cash equivalents	346,873	934,529	346,873	934,529
Net cash	310,960	884,088	310,960	884,088
Capital expenditure incurred	146,638	105,952	83,808	68,867
Total development cost incurred	73,264	59,193	36,034	31,806
Development cost capitalized	40,337	30,425	21,028	18,892
Development cost expensed within administration and other charges	32,927	28,768	15,006	12,914
Subscribers	584,994	541,346	584,994	541,346

United States Dollar

Subscription revenue	43,822	40,155	21,737	20,550
Adjusted EBITDA	9,138	9,273	4,777	4,577
Cash and cash equivalents	25,021	67,412	25,021	67,412
Net cash	22,430	63,773	22,430	63,773
Capital expenditure incurred	10,578	7,643	6,045	4,968
Total development cost incurred	5,285	4,270	2,599	2,295
Development cost capitalized	2,910	2,195	1,517	1,363
Development cost expensed within administration and other charges	2,375	2,075	1,082	932
Subscribers	584,994	541,346	584,994	541,346

Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	13.86	14.03	13.86	14.03
-average	14.53	12.53	14.06	12.98
South African Rand: British Pound
-closing	17.98	21.27	17.98	21.27
-average	19.99	19.31	18.46	20.11

13. Fair Value of Financial Assets and Liabilities Measured at Amortized Cost

The fair values of trade and other receivables, restricted cash, cash and cash equivalents, trade payables, accruals, borrowings, bank overdraft and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of both the receivables and payables.

14. Subsequent Events

The directors are not aware of any matter material or otherwise arising since September 30, 2016 and up to the date of this report, not otherwise dealt with herein.

15. Dividend Declared

On November 3, 2016 the Board declared in respect of the second quarter of fiscal 2017, which ended on September 30, 2016, a dividend of 2 South African cents (0.1 U.S. cents) per ordinary share to be paid on November 28, 2016.

The details with respect to the dividends declared for ordinary shareholders are as follows:

Last day to trade cum dividend	Tuesday, November 22, 2016
Securities trade ex dividend	Wednesday, November 23, 2016
Record date	Friday, November 25, 2016
Payment date	Monday, November 28, 2016

Share certificates may not be dematerialized or rematerialized between Wednesday, November 23, 2016 and Friday, November 25, 2016, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 15%;
  there are no Secondary Tax on Companies credits utilized against the dividend;
  the gross local dividend amounts to 2 South African cents per ordinary share;
  the net local dividend amount is 1.7 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 602,259,240 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:

Ex dividend on New York Stock Exchange (NYSE)	Wednesday, November 23, 2016
Record date	Friday, November 25, 2016
Approximate date of currency conversion	Monday, November 28, 2016
Approximate dividend payment date	Monday, November 28, 2016

16. Changes to the Board

With effect from June 1, 2016, Ian Jacobs was appointed as an independent non-executive director to the Board of Directors.

With effect from August 18, 2016, Mark Lamberti and George Nakos (non-executive alternate director to Mark Lamberti) resigned from the Board of Directors in accordance with the terms of the specific repurchase of shares from Imperial Corporate Services (note 7).

With effect from October 3, 2016, Robin Frew was appointed Chairman of the Board of Directors and will continue to serve as a member of the Remuneration Committee. Richard Bruyns, the outgoing Chairman, remains on the Board and was appointed to the new role of Lead Independent Non-executive Director. Richard Bruyns will also take on the role of Chairman of the Remuneration Committee.

17. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ended September 30, 2016.

				South African Rand
Figures are in thousands (Unaudited)				Three months ended

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2016	2016	2016	2015	2015	2015	2015	2014

Total development costs incurred	36,034	37,230	28,693	28,016	31,806	27,387	28,765	22,586
Development costs capitalized	21,028	19,309	12,136	16,308	18,892	11,533	18,621	11,967
Development costs expensed within administration and other charges	15,006	17,921	16,557	11,708	12,914	15,854	10,144	10,619

				United States Dollar
Figures are in thousands (Unaudited)				Three months ended

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2016	2016	2016	2015	2015	2015	2015	2014

Total development costs incurred	2,599	2,686	2,069	2,021	2,295	1,976	2,075	1,629
Development costs capitalized	1,517	1,393	875	1,176	1,363	832	1,343	863
Development costs expensed within administration and other charges	1,082	1,293	1,194	845	932	1,144	732	766

18. Taxation

As advised in our March 2016 Annual Report on Form 20-F as filed with the SEC, the Group's effective tax rate may be impacted by certain non-deductible/(non-taxable) foreign exchange movements. This has had a significant impact on our tax rate in the first six months of fiscal 2017. The impact of these foreign exchange movements and related tax effects is shown below:

South African Rand	Six months ended September 2016			Six months ended September 2015
	Unaudited			Unaudited
	Profit for the period	Foreign exchange gains	Adjusted earnings	Profit for the period	Foreign exchange gains	Adjusted earnings

Profit before tax	68,091	(11,496)	56,595	166,610	(103,138)	63,472
Taxation	(12,973)	(6,381)	(19,354)	(55,814)	34,442	(21,372)
Profit after tax	55,118	(17,877)	37,241	110,796	(68,696)	42,100

Attributable to:
Owners of the parent	55,130	(17,877)	37,253	111,120	(68,696)	42,424
Minority Interest	(12)	—	(12)	(324)	—	(324)
	55,118	(17,877)	37,241	110,796	(68,696)	42,100

Effective tax rate	19.1%	—	34.2%	33.5%	—	33.7%

United States Dollar	Six months ended September 2016			Six months ended September 2015
	Unaudited			Unaudited
	Profit for the period	Foreign exchange gains	Adjusted earnings	Profit for the period	Foreign exchange gains	Adjusted earnings

Profit before tax	4,911	(829)	4,082	12,019	(7,440)	4,579
Taxation	(936)	(460)	(1,396)	(4,026)	2,484	(1,542)
Profit after tax	3,975	(1,289)	2,686	7,993	(4,956)	3,037

Attributable to:
Owners of the parent	3,976	(1,289)	2,687	8,016	(4,956)	3,060
Minority Interest	(1)	—	(1)	(23)	—	(23)
	3,975	(1,289)	2,686	7,993	(4,956)	3,037

Effective tax rate	19.1%	—	34.2%	33.5%	—	33.7%

Excluding the impact of foreign exchange gains and losses and its related tax consequences, the effective tax rate is 0.5% higher than the first six months of fiscal 2016.

Taxation receivable

The increase in the taxation receivable is primarily as a result of the prepayment of provisional tax in respect of fiscal 2017 in certain South African subsidiaries.

Deferred tax liability

The decline in the deferred tax liability is primarily as a result of the effect of exchange rate movements.

For and on behalf of the Board:

RA Frew	SB Joselowitz
Midrand
November 1, 2016

For more information please visit our website at: www.mixtelematics.com

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
RA Frew* (Chairman), SB Joselowitz (CEO), EN Banda*, CH Ewing*, SR Bruyns* (Lead Independent Director), ML Pydigadu, CWR Tasker, AR Welton*, I Jacobs*
* Non-executive

Company secretary
Java Capital Trustees and Sponsors Proprietary Limited

Auditors
PricewaterhouseCoopers Inc.

Sponsor
Java Capital

CONTACT:
Investors:
ICR for MiX Telematics
Seth Potter, 1-855-564-9835
ir@mixtelematics.com